Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Regulatory Operations
U.S. Head of Listing Qualifications & Market Surveillance

By Electronic Mail

June 29, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2023, The Nasdaq Stock Market (the "Exchange") received from Nasdaq, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

4.500% Senior Notes due 2032

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi